Exhibit 99.1

TALISMAN ENERGY 2011 CORPORATE RESPONSIBILITY REPORT SAFE PROFITABLE GROWTH

01 About Talisman 03 How We Do Business 04 President’s Message 06 Safety 14 Environment 20 Shale Operating Principles 22 People 30 Communities and Stakeholders 36 Governance 43 Key Numbers 44 Independent Assurance 45 Forward-looking Information 46 Global Reporting Initiative IBC Corporate Information Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. For more information, visit www.talisman-energy.com Talisman is a global exploration and development company. Our business strategy takes us into parts of the world not traditionally associated with the oil and gas industry. The success of our strategy is intrinsically linked to our commitment to responsible operations, mutual benefit, transparency and collaboration. Managing the impacts of our activities, whether related to safety, environmental, ethical or social performance, is an important part of how we do business. We strive to set a standard for our operations that will position us to be a welcome partner in communities globally. Through our actions, we demonstrate that we take our commitment to corporate responsibility seriously. We encourage you to read on and let us know what you think by emailing us at CR@talisman-energy.com. CORPORATE RESPONSIBILITY IS ABOUT HOW WE DO BUSINESS This report, produced annually, provides performance data on all aspects of our company on a consolidated basis, for the year ending December 31, 2011. Unless otherwise indicated, figures are reported in metric units, and all financial information is reported in US dollars. Unless the context indicates otherwise, reference in this report to “Talisman” or the “company” is intended to include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and, in certain circumstances, partnership interests held by Talisman Energy Inc. and its subsidiaries. Performance information relating to joint ventures, where Talisman is not the operator, is excluded except where otherwise noted. Talisman defines its stakeholders as its employees, shareholders, suppliers, service providers, communities, indigenous groups, investors, debt holders, governments, regulators and non-governmental organizations (NGOs) affected by, or that can affect, the company’s operations.

01 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 ABOUT TALISMAN WHO WE ARE We are a global oil and gas company, headquartered in Calgary, Canada. Our three main operating areas are North America, the North Sea and Southeast Asia, and we have a portfolio of international exploration opportunities. Our objective is to deliver safe, profitable growth. Our commitment and ability to conduct business safely and in a socially and environmentally responsible manner is thanks to the efforts of our 3,700 employees and decades of industry experience since the early 1950s when our predecessor company was founded. ABOUT OUR BUSINESS Over the next two decades, global energy demand is predicted to increase by more than 50%1. The development of abundant, affordable hydrocarbons is essential to meeting this demand. Our opportunity is to develop and find safe and economic sources of oil and natural gas and, in doing so, create value for our shareholders. 2011 FACTS AND FIGURES $776 million net income $3.4 billion cash flow 2 3,700 people employed in 17 countries Our portfolio is structured to deliver safe, profitable growth 426 thousand barrels of oil equivalent produced per day (approximately 55% oil, 45% natural gas) Gas 26% Shale Gas 19% Liquids 42% Oil-linked Gas 13% 1 International Energy Outlook 2011, US Energy Information Administration 2 Cash flow is a non-GAAP measure. See advisories in Talisman’s 2011 annual report.

OUR PORTFOLIO Talisman’s portfolio balance of crude oil, natural gas and natural gas liquids, enables us to adjust our strategy to market dynamics. It is structured to deliver 5 to 10% production growth through the medium term and to lead to the long-term renewal of the company. We have four focus areas: LEGACY ASSETS generating cash flow to reinvest Our legacy assets are conventional properties, mostly oil and liquids, in North America and the North Sea. Our intent is to invest to maintain the integrity and quality of these assets, while continuing to high grade this part of the portfolio. This provides a base of long-term production and generates cash to invest in other parts of the business. UNCONVENTIONAL low cost, large potential, scalable We have built significant positions in top-tier shale plays in Pennsylvania, Texas, British Columbia and Alberta. Our shale production has grown from virtually nothing three years ago to over 500 million cubic feet equivalent per day in 2011. The company is shifting into liquids rich shale plays in the short term and looking to leverage these skills internationally. SOUTHEAST ASIA sustainable, self-funding, medium-term growth Approximately 30% of our production comes from Southeast Asia, where natural gas prices are linked to oil and liquids. We expect self-funded growth of approximately 8% annually through the medium term, in a region where demand for energy is growing rapidly. EXPLORATION focus on material prospects for long-term renewal We are building a focused international exploration portfolio that will contribute to our renewal through the discovery of material hydrocarbon resources. In Latin America, we have made a number of encouraging oil discoveries and, in Southeast Asia, we are targeting natural gas. The forward emphasis will be on deepwater oil and liquids-rich unconventional plays. 02 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 GLOBAL PRODUCTION 41% of total 2011 production 25% of total 2011 production NORTH AMERICA conventional production generates cash flow, shale provides long-term growth NORTH SEA conventional production generates cash flow LATIN AMERICA building new core area – acquisition, development and exploration 28% of total 2011 production OTHER 6% of total 2011 production SOUTHEAST ASIA self-funded through growth and exploration

03 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 CORPORATE RESPONSIBILITY AT TALISMAN IT’S HOW WE DO BUSINESS OUR APPROACH Corporate responsibility (CR) is an integral part of how we do business. Our commitment to CR starts with our Board of Directors, is directed by management and supported by our 3,700 employees around the world. As a company, we need to recruit and employ talented people who share our values. We need to be accepted into communities. We want to be a partner of choice. We want respected companies to want to work with us. We need governments to trust us when we say we will operate safely, ethically and responsibly. Doing what we say and conducting our business in a responsible manner is essential to achieving these objectives. Being a responsible, ethical corporate citizen is not only the right thing to do, it is essential to our objective of safe, profitable growth. OUR STRATEGY DEFINING HOW WE DO BUSINESS CR is about how we do business: we will be safe, we will be ethical, we will be transparent, and we will be responsible – wherever we operate. Acting in this way helps us attract talent, create business opportunities, mitigate risk and support our objective of safe, profitable growth. THREE STRATEGIC PRINCIPLES As a global operator, each of our geographic areas has unique operating, environmental and social challenges. However, we are guided globally by three overarching principles: Responsible Operations minimizing our impact on the environment Mutual Benefit ensuring we benefit the communities in which we operate Transparency and Collaboration being open about our operations, involving stakeholders in our project plans In the following pages, you will find detailed information about, and some examples of, our progress in terms of safety, environment, people and governance. The topics throughout this report touch every aspect of our operations and demonstrate our efforts in action. If you have comments or questions, please email us at CR@talisman-energy.com. COMMUNITIES AND STAKEHOLDERS GOVERNANCE SAFETY ENVIRONMENT RESPONSIBLE OPERATIONS MUTUAL BENEFIT TRANSPARENCY AND COLLABORATION because highly ethical practices and oversight of our business conduct and processes help us deliver our commitments and manage risks because it is paramount we protect the health and well-being of our workers and communities PEOPLE because attracting the best people and developing their full capabilities makes us a stronger organization engaging and benefiting stakeholders builds public support for our business because minimizing the environmental impacts of energy exploration and production is one of industry’s key challenges WHERE WE FOCUS OUR EFFORTS

04 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 PRESIDENT’S MESSAGE Corporate responsibility is an integral part of our business strategy. Equally important, it reflects who we are and the values of the people who work here. Many new employees tell us the reason they chose Talisman is because of how we conduct business. Our people take an active interest in our safety and environmental performance as well as our impact on communities. Demand for hydrocarbons will continue to increase for the foreseeable future. Satisfying some of this energy demand, in a manner that is acceptable to our stakeholders, is key to our strategy of safe, profitable growth. Our success as a company depends on our ability to operate responsibly, collaboratively and transparently, while ensuring that the communities in which we operate benefit from our activities. SAFE OPERATIONS IS OUR NUMBER ONE PRIORITY The safety of people is our top priority. Several years ago, we conducted extensive benchmarking across our operations and found that our performance in this area was below average. We took action and set a five-year plan aimed at achieving first-quartile safety performance. Four years later, we have improved significantly. Notably, we have reduced the frequency of lost-time injuries by 72%, taking our performance on this metric into the second quartile. Although this is a tremendous accomplishment, there is still more to do. We remain focused on our target of achieving first-quartile performance. In 2011, we experienced a fatality with a subcontractor. This was a sad moment for everyone at Talisman, and our sympathies go out to the family. We have learned from this tragedy, and continue to strengthen our safety culture. We are also continuing our focus on process safety, ensuring that proper operating procedures are followed, dangerous substances are kept securely contained and that all safety critical equipment is properly maintained. OPERATING RESPONSIBLY – THE ENVIRONMENT We are committed to environmental performance that meets or exceeds regulations wherever we operate and are striving to minimize our footprint. Some of our activities take us to relatively isolated parts of the world, where we operate in sensitive ecological areas. Here we focus on working with local communities to take all necessary measures to protect and restore the natural environment. In some of our shale operations, we operate in multi-use areas, which support communities, recreation and agriculture. The way we conduct business is essential, and I am pleased that Talisman is the first Canadian oil and gas company to introduce a comprehensive set of shale operating principles. We developed and introduced these because we recognize public concerns around shale development and are committed to not only follow best practices, but to lead the way. Our shale principles incorporate disclosure of fracturing fluids, minimizing the impact of our operations on the natural environment, limiting emissions and continuous improvement in water conservation. Some of our principles are aspirational today; however, our goal is continuous improvement. We believe shale can be developed safely and with minimal detriment to the environment. The benefits to society of developing such an abundant resource of affordable, clean energy are significant, and our shale principles are a step toward that goal. One area where our 2011 performance was disappointing relates to an increase in the number of spills greater than half a barrel. This can be partially attributed to an increase in our activity. However, we are taking steps to improve this and have targeted a 10% reduction in 2012.

05 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 We believe we have a solid track record in terms of our environmental performance, taking care to minimize our environmental footprint and working to restore areas back to the condition they were in before our operations. Going forward, we are placing greater emphasis on water conservation and recycling, particularly in our shale operations. COMMUNITIES – MUTUAL BENEFIT AND TRANSPARENCY As a global business, we place great emphasis on our transparent and collaborative interaction with the communities in which we operate. In 2011, this was further supported through our global community relations policy. Our objectives include respecting the rights and interests of indigenous and tribal communities, understanding their cultural needs, finding ways to share the economic benefits of oil and gas development, and meeting the expectation that we will do no harm. A good illustration of this policy in practice is Peru, where we continue to work closely with local communities. We operate only where we have the consent of these communities, and we expanded our efforts in 2011 through a series of multi-federation meetings. In 2011, we invested $9.5 million to help address key social issues and enhance the communities in which we operate, partnering with a number of non-governmental organizations. Through our involvement with The Centre for Affordable Water and Sanitation Technology (CAWST) in 2011, our efforts gave one million people across the globe access to better water and sanitation. OUR EMPLOYEES – MAKING TALISMAN A GREAT PLACE TO WORK The technical challenges of oil and gas development, plus our commitment to responsible operations, requires hard-working, conscientious, bright people. Our track record of operating in a safe, responsible, ethical manner is the result of thousands of employees around the globe with common values and a common commitment. Our people are trained, equipped and supported in making the right choices wherever we operate. The attraction of our company is that we offer an exciting work environment in a fast paced, global company, where the development of our people is a top priority. In 2011, over 90% of our employees completed career development programs, building on core competencies and mapping out possible career development opportunities within the company. Equally important, we advanced over 600 employees into new roles. NEXT STEPS – THE EVOLUTION OF CORPORATE RESPONSIBILITY AT TALISMAN For many years, we have used this report to provide public transparency to many of our activities and key performance indicators (KPIs). Going forward, we will continue to stretch ourselves, setting new challenges, targets and KPIs that reflect the priorities of our business and stakeholders. We have been recognized as a leader in corporate responsibility for many years by a number of independent organizations that track performance in this area. Although we are proud of our past, we will keep listening, keep learning and keep improving. Understanding what is important to our stakeholders helps us manage and mitigate risks to our business. Your feedback at CR@talisman-energy.com is important to us. John A. Manzoni President and Chief Executive Officer Talisman Energy Inc. May 1, 2012 John A. Manzoni President and Chief Executive Officer

06 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 SAFETY

07 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 Being a responsible operator means we prioritize the safety of people above all else. We continuously set improvement targets, assess performance and enhance policies and processes to develop best practices. Our goal is to be a consistent top-quartile performer.

SAFETY SCORECARD

2011 PERFORMANCE

45%
improvement in our lost-time injury frequency

17%
increase in the number of unintentional hydrocarbon releases

23%
improvement in total recordable injury frequency

2011 PERFORMANCE AND 2012 PLANS

What we said we'd do in 2011	What took place in 2011	What we plan for 2012
• achieve 20% reduction in lost-time injury frequency	• decreased our lost-time injury frequency by 45% **p09**	• reduce lost-time injury frequency by an additional 15%
• achieve 20% reduction in total recordable injury frequency	• reduced our total recordable injury frequency by 23% **p09**	• reduce total recordable injury frequency by an additional 20%
• reduce unintentional hydrocarbon releases by 20%	• experienced 17% increase in unintentional hydrocarbon releases **p11**	• reduce flammable unintentional hydrocarbon release frequency by 20%
• achieve zero backlog of overdue safety critical repairs	• achieved zero backlog of overdue safety critical repairs in all operating regions **p11**	• achieve zero backlog of overdue safety critical repairs
• achieve zero overdue safety critical preventative maintenance man-hours	• achieved zero overdue safety critical preventative maintenance man-hours in all areas except the UK **p11**	• achieve zero overdue critical preventative maintenance man-hours
• introduce and implement a global well control standard	• implemented a global well control standard in each region **p10**	• measure implementation of the Talisman operating management system (TOMS) against specific milestones for five standards
• focus on implementing our global contractor health, safety and environment (HSE) management standard for our highest risk operations	• began implementing the global HSE contractor management standard in our highest risk operations but have more work to do **p12**	
• each region will implement five Golden Rules for Safe Operations, an important part of our global safety culture standard; the remaining five rules will be implemented in 2012	• each region implemented two Golden Rules for Safe Operations **p10**	
		• pilot PREVENT, a barrier management tool, in the UK

* In our 2010 CR Report, we included reference to operationalizing global standards, emergency and crisis management structures, and development work on several standards, all to be progressed during 2011. In 2011, we made progress against each of these commitments; however, they no longer constitute scorecard items.

08 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011

SAFETY

OUR APPROACH

Safe operations are a core value. If operational results and safety ever come into conflict, we will choose safety. Our goal is to create a work environment where we cause no harm to people, and we engineer, construct and operate our businesses to prevent major accidents. The visible commitment of our leadership, at all levels of the organization, helps us ensure safety remains our top priority.

PREVENTING PERSONAL SAFETY ACCIDENTS

We strive to keep people safe through our work practices, education and training. Because we are not satisfied with the status quo, we have set key performance indicators for improved performance. We also investigate every safety incident that has the potential to seriously harm someone. These are discussed with the Chief Executive Officer (CEO) and his leadership team.

One of the key safety measures we track is the rate of lost time due to workplace injuries.

Our 2011 lost-time injury frequency (LTIF) improved 45% from 2010, taking our performance on this metric into the second quartile. Our total recordable injury rate (TRIF) improved 23%, but we remain in the fourth quartile for this metric. These are tremendous achievements; however, as you will read in this section of the report, we have a number of initiatives underway to improve performance again in 2012. As an example, we plan to focus on improved contractor management at our sites and facilities.

Contractor fatality in Alberta

Although we strive to create a work environment where accidents do not occur, tragically a company working for Talisman experienced a fatality in 2011, when a subcontractor, dismounting from the cabin of a large tractor, was crushed under the equipment. The incident was investigated in accordance with our incident reporting, investigation and analysis practice.



GLOBAL LOST-TIME INJURY FREQUENCY
(per million exposure hours)


2.0
1.5
1.0
0.5
0
1.08
0.98
0.54
2009
2010
2011

We reduced our lost-time injury frequency by 45% from 2010*. Contributing factors to this performance were enhanced leadership in our shale operations and operational readiness reviews.

* 2010 values have been restated as a result of enhancements to the calculation methodology.

GLOBAL TOTAL RECORDABLE INJURY FREQUENCY
(per million exposure hours)


5.00
4.00
3.00
2.00
1.00
0
3.56
4.68
3.62
2009
2010
2011

We reduced our total recordable injury frequency by 23% from 2010*, surpassing our goal of a 20% improvement.

TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 09

10 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 IMPLEMENTING OUR GOLDEN RULES FOR SAFE OPERATIONS Crucial to managing personal safety is building an entrenched safety culture where clear rules and procedures are consistently followed to prevent personal injuries. To reinforce our commitment to safety, we have established our 10 Golden Rules for Safe Operations. These rules have been an important part of our recent improvement in personal safety. Implementing all 10 rules across the globe has been a major undertaking. Each of our operating regions introduced at least two rules in 2011. OPERATIONAL READINESS REVIEWS BEFORE MAJOR PROJECTS There is a significant risk of injuries occurring during project startups. In 2011, we implemented a structured assurance process called operational readiness reviews. These reviews help ensure we have the right processes, people and equipment in place before commencing major operations. We involve participants from different disciplines across the organization to build in objectivity. Last year, we piloted 15 reviews globally, including a number at our exploration wells, notably our deepwater Lempuk well offshore Indonesia. In our Eagle Ford shale operation, we delayed startup until we were satisfied that we were able to operate according to our safety standards. These reviews are now part of how we do business. PREVENTING MAJOR ACCIDENTS Process safety is about taking preventative measures to ensure hydrocarbons and other dangerous substances are contained where they belong. Good process safety policies, procedures and practices can avert major unplanned events that can lead to fires, explosions or spills, and may result in casualties or significant damage to equipment. Our process safety framework encompasses well-designed and maintained facilities, the right processes to operate these facilities, and competent trained people. At Talisman, this commitment and leadership starts at the very top of our organization. Although the vast majority of our operations function without incident, where these do occur, we move quickly to minimize the impact on people and the environment. In every case, we undertake a review, share these learnings, and make corrections and improvements. Responding to equipment failures in the Marcellus On two occasions, December 2010 and January 2011, in the Marcellus, we experienced serious valve failures in our completion (hydraulic fracturing) activities, which caused surface releases (mostly water and sand) under high pressure. No one was harmed, and there was no damage to the environment. We immediately shut down these activities until we understood the cause of the failures. After investigating, we determined that both incidents were caused by inadequate valve refurbishment by a subcontractor. We worked with our contractor to ensure they introduced new quality-control procedures to inspect these valves. We are working with our contractors and subcontractors to implement the new requirements to prevent similar incidents. Addressing hydrocarbon releases on a North Sea platform In May and June 2011, we had five separate unintentional releases of flammable gas on our Claymore platform. Although the volumes were relatively small, as required by law, we reported them to the UK’s offshore safety regulator, the Offshore Safety Division of the Health and Safety Executive. We also immediately conducted our own investigation. The regulator served a prohibition notice in August, and we complied by shutting down production beyond a planned 70-day turnaround (an annual shutdown where thorough inspections, equipment testing and other key safety measures are carried out), while we worked to resolve the outstanding issues. As a result of our investigation, we made fundamental changes in four key areas: control of work, inspection, maintenance, and incident investigation. We have also put particular effort into improving safety behaviours on Claymore. For example, we now have a dedicated resource to control maintenance work in production operations, and we introduced new tools to improve safety conversations. We are in the process of applying these lessons across our UK operations.

A barrier management system, called PREVENT, will be piloted in 2012 in our UK operations. It will document the layers of protection we have in place to safeguard our operations against major accident hazards. Using a street light model of red, yellow and green, it will provide a quick diagnostic of possible issues that require attention.

PROCESS SAFETY INDICATORS

We measure the success of process safety and operational integrity management through a number of performance indicators, including unintentional hydrocarbon releases and the number of overdue repairs of safety critical equipment. In 2011, we experienced a 17% increase in unintentional hydrocarbon releases, largely due to a significant increase in our shale activity. Our target for 2012 is to reduce global flammable unintentional hydrocarbon release frequency by 20%.

During the year, we achieved a zero backlog of repair orders for safety critical equipment in all areas.

UNINTENTIONAL HYDROCARBON RELEASES (UHRs)



frequency (number of UHRs per million exposure hours)
number of UHRs
12.0
9.0
6.0
3.0
0.0
400
300
200
100
0
345
8.65
118
2.46
138
2.41
2009
2010
2011

An unintentional hydrocarbon release is any unintended release of petroleum hydrocarbons, resulting from a process safety related incident. From 2010 to 2011, we experienced a 17% increase in unintentional hydrocarbon releases, the majority stemming from a significant increase in our North American shale activities.



NEW DEFINITION FOR HYDROCARBON RELEASES

We are introducing a new definition to enhance incident reporting. In the future, we will report **flammable** unintentional hydrocarbon release frequency, in addition to unintentional hydrocarbon releases. This additional performance metric starts our transition to align with the reporting standard introduced by the International Association of Oil and Gas Producers. We will begin reporting on this measure in next year's corporate responsibility report.

TALISMAN ENERGY **CORPORATE RESPONSIBILITY REPORT 2011** 11

12 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 BUILDING A SAFETY CULTURE REINFORCING SAFE BEHAVIOURS ON OUR WORK SITES We place a strong emphasis on peer-to-peer observations and supervisor mentoring to raise awareness of hazards and correct safety behaviours. In 2011, we continued to reinforce these programs in our North America and UK operations. North America We continue to provide behaviour-based safety training, launching a pilot program in our drilling and completions operations. Through a two-day training program, front-line supervisors and workers gained new skills for carrying out safety inspections, providing feedback to workers and holding effective safety meetings. UK We are building a positive personal safety culture in our UK operations through our Care program. This program operates on the premise that everyone has a duty to ensure they are executing tasks in the safest manner possible and that their peers are not endangering themselves or others. Care encourages people to step in when they see an unsafe act, recording the intervention so that it can be shared across the UK’s 12 operational sites. A network of volunteer Care champions promote the program, encouraging their colleagues to display the correct safety behaviours and attitude. During 2011, we commenced quarterly engagement sessions with the Care champions to help them create further awareness of the program and to share best practices. GLOBAL CEO SAFETY AWARDS In order to build upon our safety culture, our annual CEO safety awards identify and acknowledge individuals across our global operations who have introduced further improvements to our safety culture, safety leadership and contractor safety management practices. IMPROVING CONTRACTOR MANAGEMENT Our company works with thousands of contractors worldwide. These contractors are expected to follow the same safety standards as our employees. To bring more consistency to contractor performance, we are implementing a global contractor health, safety and environment management standard. The standard provides a common system for evaluating and selecting contractors and working with them to enhance safety practices. In 2011, we began, but did not complete, the implementation of this standard among contractors working in our highest risk operations. Completing this is a priority in 2012.

13 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 GLOBAL POLICIES • global corporate expectations – everyone must know and follow • matters of significant corporate risk • gives the “what” but not the “how” PROCEDURES • translation of global standards into regional, country, functional, or site-specific process steps and tools • complies with local laws, as well as global policies and standards GUIDELINES • recommended processes, tools, protocols, best practices that help employees comply with policies, standards and procedures GLOBAL STANDARDS • global expectations plus processes and tools • helps employees understand how to comply with laws, regulations, and global policies function-level region-level country-level site-level TALISMAN OPERATING MANAGEMENT SYSTEM (TOMS) Our operating management system framework helps us to manage risks, set common expectations for employees and contractors, and is central to understanding and improving our performance. ANTICIPATING AND MANAGING RISK IMPLEMENTING OUR MANAGEMENT SYSTEM The Talisman operating management system (TOMS) provides a framework for managing our operations. Once fully implemented, it will provide a single, global system that integrates our key operating parameters for managing health, safety, security, environment, operational assurance, global projects, and drilling and completions. In 2011, we continued to implement 11 existing global standards in our different regions. Based on industry best practices, the standards define the minimum criteria for the way we will operate. Responding to security incidents in Colombia and Peru During 2011, we experienced two significant security incidents: Colombia On March 7, 23 contractors were abducted from their forest camp by an illegal armed group in the province of Vichada. The workers – all of whom were Colombian and most from local indigenous communities – were carrying out seismic work for one of our contractors when they were captured. One worker escaped right away, 21 were safely released within 24 hours, and one worker was detained for 140 days. Throughout this incident, we continued to work with the Colombian authorities, the local communities and our partners to support the safe release of the remaining contractor. We also provided resources and support for the local contractors and the affected employees. Peru Between September 18 and 27, cargo boats operated by third-party contractors working for us were stopped by members of a local federation on the Morona River in Peru. Four boats and 11 crew members were detained near the community of Shinguito, outside our operating area in Block 64. After conversations among our representatives, government officials and members of the community, federation leaders agreed to release crew members and boats, cease blockade activities on the river and engage in conversations to present their grievances and issues. Subsequent meetings with the local federation have been positive, and social support agreements for 2012 have been reached. In both cases, we made these incidents a top priority and mobilized the required expertise and resources, both inside and outside of our company. Our relationships with communities and governments played an important role in resolving these situations.

14 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 ENVIRONMENT

15 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 We are committed to environmental performance that meets or exceeds regulations, wherever we operate. Understanding and minimizing our impact on the environment are important considerations in the decisions we make, both prior to and after commencing operations.

16 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 ENVIRONMENT SCORECARD 2011 PERFORMANCE 2011 PERFORMANCE AND 2012 PLANS What we said we’d do in 2011 What took place in 2011 What we plan for 2012 • reduce the number of spills (greater than 0.5 barrel) by 20% • experienced a 24% increase in the number of spills p17 • achieve a 10% reduction in our spill frequency • began developing a freshwater intensity performance indicator for our shale operations p17 • collect baseline data on freshwater use intensity in our shale operations • began developing a green completions performance indicator for our shale operations p19 • collect baseline data on green completions in our shale operations 100% 1 increase in the number of spills (greater than 0.5 barrel) across our global operations of well completions in the Pennsylvania Marcellus play were green completions, capturing methane for production and lowering emissions water conservation performance program piloted in our shale business 24%

ENVIRONMENT



OUR APPROACH

Our goal of continuous improvement in our environmental performance includes fully integrating environmental considerations into our business and making efficient use of resources. We carefully plan all projects and operations so as to minimize our impacts on air, land and water.

PREVENTING SPILLS

We take spills seriously, tracking and recording them across our global operations. By investigating for root causes, developing corrective actions and sharing what we learn, our goal is to prevent similar incidents from occurring in the future.

In 2011, our number of spills greater than 0.5 barrel increased 24% from 108 in 2010 to 134. Almost all of these incidents occurred in our North America operations. While we believe this number in part reflects enhanced reporting practices and a significant increase in our activity level, we are not satisfied with our spill performance.

We will continue to be transparent around the number of global spills; however, starting in 2012, we will report and set targets around spill frequency per million man-hours. This will enable us to better understand spill data in the context of our activity levels. We will also intensify our efforts to improve spill prevention and awareness, particularly in our North America operations. These efforts will include a focus on the mechanical integrity of our facilities and equipment, and improvements to our training and procedures. Our 2012 target is to achieve a 10% reduction in our spill frequency.

GLOBAL NUMBER OF SPILLS

(number of spills greater than 0.5 barrel)



frequency (number of spills per million exposure hours)
number of spills
6.0
4.5
3.0
1.5
0
200
150
100
50
0
157
3.94
108
2.25
134
2.34
2009
2010
2011

Global number of spills represents the unintended liquid discharges outside of secondary containment or other impermeable confinement, where 0.5 barrel or more reaches the environment. Spills include both hydrocarbon (e.g. crude oil, condensate, other unrefined petroleum products, diesel fuel, gasoline, and other refined petroleum products) and other liquids such as produced water, drilling fluids, chemicals, etc. 2010 values have been restated as a result of enhancements to the calculation methodology.

TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 17

18 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 Strengthening spill prevention in North America operations In our North America operations, we have a 2012 target to reduce our spill frequency by 15%. We will strive to achieve this by improving fuel handling, increasing inspections and replacing aging equipment. In our shale operations, we inspected all drilling rigs in the Montney play in northeast British Columbia for potential spill issues. This resulted in a number of upgrades and the installation of secondary containment under storage tanks. Developing spill contingency plan for Lempuk well We drilled our first deepwater well in late 2011, the Lempuk 1, off the coast of Indonesia. We developed a comprehensive contingency plan to prepare for the low likelihood of an oil spill in the remote area. A well control specialist company was on contract throughout the drilling program. Oil spill modelling was completed to understand what could occur in the event of a spill, and to identify the right response options and equipment. Contracts were established with regional suppliers for emergency response equipment, manpower and transportation equipment. To make the plans actionable, workers on our rig platform and service vessels were trained for emergency response roles and regular drills were conducted to exercise spill response capability. We are now applying the same rigour to spill planning and safety as we begin planning for a deepwater well off the coast of Sierra Leone in West Africa and wells offshore Vietnam. REDUCING OUR LAND FOOTPRINT We conduct studies to identify and minimize encroaching on environmental features, such as streams and wetlands, early in the planning stages of our exploration projects. We work to minimize the size of land to be cleared and try to avoid sensitive environmental areas through routing and schedule adjustments. In some cases, as in our shale gas developments, we drill multiple wells from a common pad to minimize our footprint. Impacts on wildlife and fauna are important considerations throughout our planning and operating activities.

19 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 We are drilling exploration and appraisal wells in the jungles of Papua New Guinea. In carrying out this operation, we are concentrating on ways to decrease our environmental footprint and minimize our operating costs. We have created an efficient “fit for purpose” strategy, which reduces the size of our well pads. MANAGING EMISSIONS Greenhouse gas emissions pose a significant regulatory and reputational risk to our industry. The use of economic energy measures that can be integrated into our daily business to improve energy efficiency and operations is a priority. In 2011, we achieved a modest 7.5% decrease in our global production carbon intensity (tonnes of carbon dioxide (CO2) equivalent emissions per barrel of oil equivalent production) over the previous year. We recognize this as an area for further attention and continue to look for opportunities to improve efficiency, conserve energy and reduce emissions on a project-by-project basis. We also participate in reporting initiatives such as the Carbon Disclosure Project. This is an independent not-for-profit organization that works with corporations to disclose information on their greenhouse gas emissions performance. MANAGING EMISSIONS IN OUR SHALE OPERATIONS We are committed to taking actions to reduce our company’s greenhouse gas emissions, starting with our North America shale operations. Here are some highlights of our 2011 activities: Green completions We are taking steps in the Marcellus to capture methane during well completions through a process known as green completions. Our standard operating procedure is to use portable equipment to process the gas on site, separating the gas from the water and routing it into a gathering line for sale. This avoids wasting a valuable energy resource and reduces greenhouse gas emissions. During 2011, all of our 134 completions in the Marcellus were green. As part of continuous improvement, we have begun collecting baseline data on green completions in our other shale operations. Cleaner fuel mix for rig engines In the Montney, our drill rigs are powered by modified diesel engines, which use a mix of diesel and natural gas. In late 2011, we began testing a fuel blend containing up to 80% natural gas. By processing and piping natural gas from our production to some of our rigs, we can provide a cleaner fuel mix, reduce the need to truck diesel on local roads, and achieve economic savings. We are now evaluating this strategy to measure the benefits and extend it potentially to other shale operations. Collaboration on emissions study We support collaborative fact-finding that contributes to the development of best practices for reducing emissions. We have joined with the Environmental Defense Fund and a group of other companies to sponsor a University of Texas-led study to quantify methane emissions from typical shale gas operations in the US. When completed in early 2013, the study will help us to identify new opportunities to minimize emissions.

Shale development is one of the highest profile issues in our industry; opinions are polarized. Talisman cannot single-handedly influence the debate, but we can set a standard for our own operations that will position us as a welcome partner in the communities in which we operate. We have established and committed to shale operating principles, which are approved by our executive and endorsed by our board of directors. These aspirational principles will guide our employees and contractors in carrying out responsible shale operations across the globe. Our shale operating practices will be shaped by three overarching principles: Responsible Operations We will work to prevent accidents and spills, while at the same time conserving and protecting freshwater sources. We will strive to minimize our operational footprint, protect air quality, minimize emissions and reclaim land following our operations. Mutual Benefit Our intent is that every community in which we operate will benefit from our presence. This may take many forms: employment and training opportunities, local procurement strategies, community investments, etc. In all cases, our support will be informed by a deep understanding of their priorities. Transparency and Collaboration We will work with industry peers, governments, NGOs, academia and communities to continuously evolve best practices and aim to create and nurture positive working relationships with our stakeholders. We will lead by example by continuing to disclose information on hydraulic fracturing fluids. These principles have been designed to minimize impact on the environment, benefit the communities in which we operate and bring additional transparency into our operations. They cover a range of impacts, including environment, supply chain, regulatory interactions, community benefits and stakeholder engagement. 20 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 For more information on our shale operating principles, visit www.talisman-energy.com OUR SHALE OPERATING PRINCIPLES Getting it right Because it’s important Shale Operating Principles

21 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 CONSERVING AND PROTECTING FRESH WATER IN OUR SHALE OPERATIONS Our goal is to conserve and protect freshwater resources through all stages of our shale development activities. This includes conducting baseline assessments on the quality and quantity of groundwater we use in order to evaluate, monitor and mitigate potential long-term impacts. We also manage well integrity throughout well design, construction and operations. Before starting to drill, we carry out voluntary testing of domestic water wells in the vicinity. We follow stringent wellbore casing techniques that meet or exceed industry guidelines designed to protect fresh water, and we monitor our practices and strive for continuous improvement in each well program. We look for opportunities to maximize the reuse of produced water (fluid that flows back through the wellbore to the surface), storing it and reusing it in future wells. Reuse of produced water helps to minimize the use of fresh water and reduces the cost of off-site waste disposal. The amount of reuse varies in each of our shale development areas, because of the nature of the geology and the fracturing fluids used. We work closely with our fluid suppliers to consistently improve the hydraulic fracturing process, and we engage regularly with all of our stakeholders. We publicly disclose the composition of hydraulic fracturing fluids on www.fracfocus.org for operations in the US and www.fracfocus.ca for operations in Canada. Additional information can be found on our websites www.talisman-energy.com and www.talismanusa.com. Providing this information is part of our commitment to maintaining open and transparent communications with our stakeholders and the communities where we operate. PILOTING A NEW PERFORMANCE INDICATOR We plan to adopt a freshwater intensity benchmarking measure that will evaluate our ability to manage freshwater consumption through our operating practices and use of alternative water resources. In 2011, we began collecting data in our shale gas operations in the Montney and Marcellus to better understand our current intensity of fresh water use. We intend to begin reporting on this performance indicator in next year’s corporate responsibility report. Protecting groundwater in the Marcellus The Marcellus is recognized as one of the most promising sources of natural gas in North America. Along with this recognition, there has been dialogue among industry, regulators, local residents and environmental activists regarding the degree of risk to groundwater resources, and the appropriate management of that risk. Throughout 2011, we focused on developing and implementing programs aimed at assessing and managing risk to groundwater resources, including communicating and cooperating with stakeholders to ensure that their needs are addressed. This effort has led to the development of a groundwater protection program, which includes: • developing and implementing a well pad risk evaluation tool to assess potential risk and nearby sensitive groundwater receptors • carrying out a baseline groundwater evaluation program with standardized procedures for quality assurance

22 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 PEOPLE

23 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 People join Talisman – and stay – because we offer an exciting, challenging work environment in a fast paced, global company. Their ongoing personal and career development is a top priority.

24 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 PEOPLE SCORECARD 2011 PERFORMANCE 2011 PERFORMANCE AND 2012 PLANS 944 $10.9 people hired for our global operations 92% of employees had personal development plans million invested in training and career development programs for our employees What we said we’d do in 2011 What took place in 2011 What we plan for 2012 • require all permanent employees to complete career development plans • achieved 92% completion of career development plans by permanent employees p27 • require all permanent employees to complete career development plans • expand 360-degree feedback programs to our next generation of leaders • completed 360-degree feedback programs for the top 200 leaders in our organization p27 • continue 360-degree feedback for leaders to support ongoing development* • invested $10.9 million in training and career development programs for our employees p27 • baseline and benchmark our current learning and development investment of $10.9 million • hire approximately 50 new graduates and pilot a targeted development program in North America • conduct a second global employee survey and create a plan for improvement based on the results, building on the 2010 survey • target 10% improvement in employees’ satisfaction score on career development in the employee survey * While 360-degree feedback will continue in 2012, going forward it will no longer constitute a scorecard item.

25 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 OUR EMPLOYEES OUR APPROACH Our ability to attract and retain quality individuals who contribute positively to our business is critical to our future growth and success. This means providing challenging work and career development opportunities, rewarding competitively and building an engaged, results-focused workforce. We achieve this in part by aligning the performance plans of individuals with the performance goals of the business. ATTRACTING AND RETAINING TALENT OUR GLOBAL WORKFORCE In 2011, to support the growth of our operations, we hired 944 people, or 25% of the employee base. This brought our global employee population to 3,600 full-time permanent people. Much of our hiring activity was concentrated in North America, primarily in our shale operations, and by moving contractors into employee positions in our International Operations West. The latter reinforces consistency and effectiveness in our global operations. We also continue to strengthen our technical talent and safety resources. We experienced a 6.8% voluntary turnover rate, which is comparable to our peers. We conduct exit interviews with people leaving and continue to look for opportunities to retain employees and improve our work environment. We offer challenging work, career development, and engage employees for feedback so we can address what matters most to them. Contract and temporary employees not included. Rest of world includes Algeria, Kurdistan region of northern Iraq, Luxembourg, Poland, Qatar and Sierra Leone. EMPLOYEE DISTRIBUTION BY GEOGRAPHY North America 2,021 North Sea 808 Southeast Asia 592 Latin America 145 Rest of world 34 OUR VALUES Safety: our goal is to create working conditions where we cause no harm to people. Passion: we inspire others by the passion we demonstrate for our work. Results: we have a bias for results and take initiative to get things done efficiently, creating value for our shareholders. Respect: we take time to consider and appreciate other people’s points of view and treat the environment with respect. Excellence: we strive for excellence in what we do and how we do it. Teamwork: by working effectively together, we can deliver results far beyond our individual capabilities. Honest communication: we show courage to speak honestly and support others to do the same.

RECRUITING THE RIGHT PEOPLE A diverse workforce helps ensure we are benefiting from a wide range of backgrounds, perspectives and experiences. We recruit globally to find the right skills to drive our business strategy. Our business spans many geographic regions and includes a wide number of disciplines: exploration, drilling, engineering, safety, human resources, accounting, information technology, legal and many more. It is extremely important for us to hire experienced people to share their knowledge and mentor our next generation of leaders. In general, the industry has a relatively high percentage of employees poised to retire over the next five to 10 years. As a result, there are skill shortages. It is a challenge to recruit employees to meet our growing business needs, especially those with technical skills already in high demand. In 2011, we established an internal sourcing team so we could respond more quickly to business needs. In hiring for regional operations, whenever possible, we employ people from that area. This enables us to take advantage of local talent and benefit the local economy. We also leverage the networks and connections of our employees to find other high-quality talent. In a 2011 survey of new employees, of the half that responded, 40% said they heard about the job through an existing employee. One of the ways we recruit new people is to hire students from universities and technical schools worldwide. We provide cooperative education and summer job opportunities, offering students hands-on experiences, mentoring, and opportunities to apply academic knowledge. In the last three years, we have employed more than 140 students in regions around the world. 26 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 FROM NEW GRAD TO NEW HIRE In September 2011, Alexandra Turecek began a four-month student position in Talisman’s Corporate Affairs department. Alexandra’s role focuses on supporting our corporate social responsibility by facilitating participation in global initiatives and assisting with projects to meet international best practice standards. The department has provided a supportive work environment open to providing new challenges and increasing levels of responsibility. Alexandra also broadened her experience at Talisman as a co-chair of the student committee, which allowed her a unique opportunity to contribute to building an active network of budding professionals within the company. In recognition of her work, Alexandra was offered a full-time position as an analyst. “Talisman is a dynamic organization and really sets itself apart in terms of its student program,” she says. “The opportunities for learning, development and networking have been incredible, and I am looking forward to continuing my professional growth as a full-time employee.” 2009 2010 2011 In the last three years, we have employed more than 140 students in regions around the world. 80 37 20 40 60 0 42 66 NUMBER OF NEW GRADUATES HIRED

27 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 CAREER DEVELOPMENT AT TALISMAN Twelve years ago, Frank Nordmo’s first job at Talisman was as a process trainee on Gyda’s offshore facility in the North Sea. Working on a two-to-four schedule (two weeks offshore, four weeks onshore) allowed Frank to work on his education while gaining operations experience at the same time. Frank studied economics and investment before moving to England to earn his master’s degree in international business finance – all while working offshore. In 2008, Frank moved into Talisman’s business development and planning group, where he was involved in building our long-term strategy, commercial negotiations, and acquisition and divestitures. In January 2011, he joined the southern North Sea group, where he led a number of projects. Today, many years of offshore experience, continuing education and exposure to the business have helped Frank reach his current role as operations supervisor on Gyda. DEVELOPING PEOPLE Our employees and their leaders have structured conversations to establish clear and actionable development plans. Development comes through various means: experience, exposure and education. By providing these opportunities, as well as the framework, support and necessary tools, we are equipping employees to guide their own careers. In 2011, we reviewed our employees’ personal development plans and identified the skills our employees most wanted to develop: inspirational leadership, developing others, communicating with impact, and business and commercial acumen. These themes will in part guide our learning and development initiatives in 2012. We have introduced an online career development resource for employees, helping them prepare for effective conversations and ensuring their actions are helping them achieve their career goals. The site was launched in March 2011 and received more than 17,000 hits by the end of the year. In 2011, all employees were expected to have career development conversations with their manager and create a personal development plan. We organized a series of workshops, which reached over 450 leaders and 1,300 employees, to help our people prepare for meaningful development and performance conversations. We had 92% of all employees submit personal development plans and approximately three-quarters had development conversations in 2011. To support our 2011 commitment to development, we increased our investment in employee training and development to $10.9 million, or about $3,000 per employee. Other actions in 2011 included: Leader training We launched the emerging leadership development program, providing development and mentoring experiences for high-potential employees in the early phases of their careers. A total of 80 employees from around the world participated in a week-long education session and received ongoing mentoring and opportunities for on-the-job learning. We also enhanced our leadership foundations program, designed for new leaders, and had approximately 200 participants. Talent reviews Our senior executives meet regularly to discuss high-potential talent and critical roles, facilitating the career development and movement of people within the organization. 360-degree feedback Recognizing the role feedback plays in career development, one of our 2011 goals was to expand 360-degree feedback programs to our next generation of leaders. We have completed these programs for our top 200 leaders in our organization. This will continue to be part of our leadership development program. Bringing professionals together through discipline networks We have established discipline networks (D-Nets) as a critical component of our broader talent management strategy. D-Nets are responsible for the identification, development and retention of technical skills within a discipline. D-Nets also focus on facilitating the movement of employees within each discipline area, and enabling professionals in our organization to better share information across our global operations. Our current D-Nets include commercial, geosciences, drilling and completions, projects and facilities, and reservoir and petroleum engineering.

28 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 ENGAGING EMPLOYEES We strive to create an atmosphere where employees have enthusiasm for their work and their behaviours align with our business goals. This starts with our leaders connecting with people, listening to their feedback and ideas, and supporting their ongoing development. We believe this kind of engagement can be fostered through regular communications and participating in open, two-way dialogue with individuals and teams throughout our organization. In 2011, this was accomplished in a number of different ways: Global town halls Each year we host two global town halls, which are webcast to our various regions. These provide an important opportunity for our executive team to discuss company plans, strategy, and answer questions. In 2011, our global town halls reached thousands of employees across our international locations. Many of our regions and departments host their own town halls to help employees better understand specific goals and expectations. Face-to-face sessions Our CEO, John Manzoni, and our senior executives hold a number of smaller information sessions throughout the company. The purpose is to create avenues for employees to spend face-to-face time with senior leadership, sharing perspectives and feedback. Leaders calls These in-person meetings and conference calls connect all leaders from around the globe on a quarterly basis, to inform and align leadership on business matters and equip them to cascade this information throughout their business. Employee-focused communications We keep our global employee base informed through regular updates to our intranet, email updates and our quarterly employee magazine, @Talisman. Many of our regions have tailored newsletters and intranet pages to address the specific needs of their areas. Engagement events We bring together employees, and often their families, to celebrate special occasions and involve them in our community partnerships. In Calgary, we host family events with partners such as Heritage Park and Spruce Meadows. Elsewhere, our Malaysia office invites employees and their families out to an annual Terry Fox Run while our Vietnam office celebrates its own Stampede, to name a few examples. Employee survey We also frequently solicit feedback from employees to gauge opinions on their work life, including leadership, accountability, empowerment and communications. In 2010, we conducted our first global employee survey. In 2011, we interviewed different groups in our workforce and, in 2012, we plan to conduct another global survey. This survey will show us what changed since 2010 and what actions need to be taken to address what matters most to our employees.

29 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 REWARDING PERFORMANCE LINKING INDIVIDUAL PERFORMANCE TO OUR BUSINESS PLANS Each person contributes to our success. This starts with employees setting goals that link back to their leader’s and team’s goals and, ultimately, to our key business objectives. The link between individual and business success is the premise for our total rewards philosophy. For that reason, we have put considerable effort into how individual performance plans are created and evaluated, including making all executive performance contracts visible to the entire organization. All senior leaders have accountabilities for safety, people, financial and business process performance in their goals. In 2011, we invested time and energy into enhancing our goal setting, risk management and course correction processes, to achieve better clarity on performance goals and improve our ability to meet targets. This included workshops for senior leaders and other teams across the organization that have a direct impact on our ability to execute effectively. At a recent town hall, over 80% of those attending said they were either clear, or relatively clear, about their 2012 goals. Also in 2011, we enhanced our online performance management system. This provides employees with increased transparency into business and senior leaders’ goals, as well as those of their global teams. It promotes ongoing feedback and helps recognize performance. We reward performance, and our compensation plans are generally developed in consideration of overall total compensation, market competitiveness, alignment of employee performance with business goals, and increasing shareholder value.

30 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 COMMUNITIES AND STAKEHOLDERS

31 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 With safe operations as a foundation, our global community and stakeholder activities are integral to our being accepted and welcomed into the communities where we operate, to being a partner of choice and to being a trusted operator.

32 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 COMMUNITIES AND STAKEHOLDERS SCORECARD 2011 PERFORMANCE 2011 PERFORMANCE AND 2012 PLANS What we said we’d do in 2011 What took place in 2011 What we plan for 2012 • develop tools to implement our global community relations policy • evaluated implementation of our stakeholder engagement process against best practices p33 • begin developing a process for monitoring and evaluating the implementation of the global community relations policy • contribute $9.7 million to community investments • contributed $9.5 million to community investments p35 • contribute $10.5 million to community initiatives in areas where we are the operator • partner with an international agency to address important global issues that are relevant to our core competencies and affect people in our regions • partnered with the Centre for Affordable Water and Sanitation Technology (CAWST) to improve access to safe drinking water in developing countries p35 • identify opportunities for further partnerships with other global organizations with capabilities relevant to our operations and locations $1.2 $9.5 1 million invested in post-secondary scholarships million contributed to community initiatives worldwide million people with access to better water and sanitation

33 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 COMMUNITIES AND STAKEHOLDERS OUR APPROACH We recognize that we must produce energy safely, responsibly and with the support of community, government and non-governmental stakeholders. We openly communicate with local stakeholders to make sure they have access to information on our business activities and ensure their perspectives are taken into account in our decision making. BEHAVING RESPONSIBLY OUR GLOBAL COMMUNITY RELATIONS POLICY When working with communities, we commit to engaging them in fair and open discussions about our activities and addressing their concerns. Introduced in early 2011, our global community relations policy outlines our objectives, which include respecting the rights and interests of indigenous and tribal communities, understanding their cultural needs, finding ways for communities to share in the economic benefits of oil and gas development, and meeting the expectation that we will do no harm. The policy articulates common principles for our employees and contractors around the world and provides guidance on how we will proceed, particularly in areas of weak governance. Incorporating the broad principles of free, prior and informed consent means we will work with communities, at the earliest stages of development, to gain support for the work we plan to do. While governments have the final say on how resources are developed, this policy demonstrates our good faith attempt to involve and be respectful of our community neighbours. In 2011, we asked the Corporate Engagement Project to evaluate our stakeholder engagement process against best practices. The US non-profit organization assessed our process against the United Nations Guidance on Responsible Business in Conflict-Affected and High-Risk Areas. This will help us to develop further tools to implement our policy in our different regions. ENGAGING COMMUNITIES AND STAKEHOLDERS In carrying out our business, we communicate and consult with a wide range of stakeholders. This can include landowners, local communities, Aboriginal and indigenous people, regulators and governments. Our goal is to share information about our business plans, learn from the views of others, and build strong relationships in the community – all with a view of supporting our long-term success. Here are some highlights of our 2011 activities: Consulting with community groups near Hudson’s Hope Producing shale gas in our Farrell Creek operations requires large amounts of water to hydraulically fracture shale rock and produce natural gas. Initially, we were using surface water and water from shallow wells and trucking it to our wellsites. We felt this was not sustainable and identified another solution, which was to construct a pipeline to carry water from a nearby dam reservoir to the Farrell Creek field. The proposed pipeline would allow us to reliably source water while reducing our impacts on local roads and communities. Starting in 2010, we spent over a year having open and honest conversations about the project with local community members in Hudson’s Hope, landowners along the pipeline right-of-way and First Nations communities. This engagement exceeded regulatory requirements and helped us create long-term relationships with local stakeholders. We successfully received all necessary regulatory approvals and built the pipeline in mid-2011. Sharing best practices with Polish regulators An increasingly important area of focus for regulators worldwide is shale gas operations. In 2011, we shared Canada’s experience in developing shale gas regulations with regulators in Poland. This country is in the early stages of developing shale gas in the Baltic Basin, where a number of companies, including Talisman, are exploring. In 2011,

34 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 we assisted Polish regulators by facilitating communications with Canadian industry and regulators to help them understand how Canada is approaching responsible development of shale resources. Engaging local communities in Peru In 2011, we began hosting quarterly multi-federation meetings as a voluntary initiative to encourage open dialogue with communities and other stakeholders. One significant achievement of this process has been the negotiation in 2012 of social support agreements with 11 indigenous organizations. These organizations represent 66 communities and more than 1,600 families either directly or indirectly impacted by our activities in Block 64. There are still groups that are against any oil and gas development in Peru. We only work in areas where we have the support and agreement from the communities directly or indirectly impacted. In late March, our representatives in Peru met with a number of opposing indigenous federation leaders and have agreed to have further conversations to ensure respect for both the rights of the opposing federations and those federations that want to work with us. To learn more about our operations in Peru, please visit the Peru section of our website at www.talisman-energy.com. BRINGING BENEFIT TO LOCAL COMMUNITIES IMPLEMENTING OUR LOCAL ECONOMIC ENGAGEMENT STRATEGY We believe that local communities should benefit from our activities. Our local economic engagement strategy in North America prioritizes the use of local contractors in our areas of operation, wherever possible. We are committed to ensuring that we consider and develop safe, qualified local suppliers when awarding contracts. In 2012, we will begin to look more broadly at the direct and indirect economic contributions of our operations, with a particular emphasis on the economic benefits to local communities. Our objective is to obtain a better understanding of the overall impact of our operations. We create strategic partnerships with communities to create sustainable economic activities. We also work with local governments to develop programs to help train and educate local people to work in our industry and benefit from our activities. Bringing positive social impact to Papua New Guinea In Papua New Guinea, working with local villagers and tribes or clans affected by our operations is critical to success. We know this from experience, after limited initial social mapping in one licence area led us to shut down operations until we properly mapped all local stakeholders. Social mapping and landowner identification are regulatory requirements that help determine, before beginning any work, fair and equitable distribution of jobs and, more importantly, those persons who should receive land access damage compensation payments and share in any other benefits associated with operations. To ensure we are aware and respectful of local land ownership, we hire village liaison officers from each tribe or clan to enhance our understanding of local boundaries and share our plans with communities. In addition, we hire local contractors for tasks such as site clearing for seismic and drilling operations. GLOBAL CORPORATE COMMUNITY INVOLVEMENT STRATEGY In 2011, we began to re-evaluate our community involvement strategy against our business objectives. This will be completed in 2012 and will continue to guide us in: • addressing focus areas that are relevant to our business and the communities where we operate • developing relationships with non-governmental organizations, where appropriate • applying recognized measures to evaluate our spending across our global areas Our strategy provides a framework for us to make social investments, in areas of need, that are directly aligned with our principles and commitments.

35 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 In 2011, we contributed approximately $9.5 million, primarily in cash donations, to thousands of initiatives across our operating areas, supporting everything from small local grassroots programs to regional, national and international partnerships. In 2012, our goal is to contribute $10.5 million to community initiatives globally. Over $1.2 million invested in post-secondary scholarships In 2011, we contributed more than $1.2 million in funding to post-secondary institutions and distributed scholarships to 91 post-secondary students worldwide. Here are some of our key education contributions in 2011: Canada In 2011, we committed $1 million to Calgary’s Mount Royal University to establish the Talisman Energy Chair in Sustainability and the Environment Fund. The chair position will serve as a catalyst for supporting the university’s Centre of Excellence for Sustainability and the Environment. We also contributed $250,000 to the university to establish the Talisman Energy Centennial Scholarship Endowment to recognize academic excellence by Aboriginal students in the field of science. Vietnam In Vietnam, ethnic minorities, especially girls, often lack the opportunities to further their education, generally living in remote areas and facing economic and cultural pressures. This is why we sponsor A Brighter Path, an education initiative that provides seven-year scholarships to top female students from ethnic minorities, allowing them to attend high school and university. In July 2011, we presented scholarships to 50 girls from 24 ethnic-minority groups at a ceremony in Ho Chi Minh City. Improving access to safe drinking water in developing countries We look to create long-lasting strategic partnerships with non-governmental groups that address vital global issues. In late 2010, we committed $1 million over five years to CAWST. To date, our funding has enabled CAWST to multiply its efforts and, through this partnership, we have helped to give one million people access to better water and sanitation. Supporting wetlands education In 2011, we announced a donation of $500,000 over five years to Ducks Unlimited Canada (DUC) to support Project Webfoot, and contributed an additional $65,000 to its Wetland Centres of Excellence program. As a national sponsor, we are supporting DUC’s wetland education programming in all Canadian provinces and territories. Our sponsorship will help DUC reach more than 82,000 students and provide workshops to 7,500 educators across the country. In addition to funding, employees from our field offices volunteer to visit classrooms and support school trips. COLLABORATING ON ISSUES OF IMPORTANCE We participate in various multi-stakeholder initiatives that seek to improve environmental, social and governance standards. These include the Voluntary Principles on Security and Human Rights, the Extractive Industries Transparency Initiative, the United Nations Global Compact LEAD Initiative, and various other partnerships that help ensure we respect our obligations to the environment and the communities in which we work. PROVIDING LEADERSHIP ON WATER ISSUES Water use is an important global environmental issue, as is water conservation, disposal and the potential for contamination. We aspire to become a sector industry leader in water management. In 2011, we joined with the World Resources Institute to partner in the launch of the Aqueduct Alliance. The Alliance is developing a tool that will map and manage global water risk information. Once complete, this can be used by companies, investors, governments and others to reduce their water footprint in high-risk areas and support dialogue on sustainable water management practices.

GOVERNANCE 36 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011

Globally, our governance practices underpin our reputation as a responsible operator and support our ability to create long-term value, manage risk and build community support for our energy business. 37 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011

38 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 GOVERNANCE SCORECARD 2011 PERFORMANCE 2011 PERFORMANCE AND 2012 PLANS What we said we’d do in 2011 What took place in 2011 What we plan for 2012 • achieve 30% reduction in the number of notices of non-compliance received by our US operations • achieved a 65% reduction in the number of notices of non-compliance in our US operations p42 • achieve 10% reduction in the number of notices of non-compliance globally • 99% of employees and 100% of company directors completed ethics awareness training p41 • strive to achieve 100% completion of online ethics awareness training by employees and company directors • received 18 complaints through the Integrity Matters hotline p41 • continue to ensure every complaint is reviewed and that appropriate action is taken • conduct an implementation assessment of the Voluntary Principles on Security and Human Rights 99% 18 65% employees completed online ethics training internal and external complaints submitted and investigated through our Integrity Matters hotline decrease in the number of notices of non-compliance received by our US operations

39 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 OUR APPROACH Strong governance and business practices start at the top of our company and are reinforced throughout all levels of our operations. There are three key areas we focus on with regard to governance: Business ethics Our policy on business conduct and ethics states the principles to which we are committed. Governance of our corporate responsibility programs and activities is also guided by our commitment to international standards on human rights and security. Transparency We support open and transparent reporting and communications. We ensure stakeholders have open, accessible mechanisms for providing feedback on our company. We also provide transparent reporting of our payments to host governments, wherever we operate. Compliance We are committed to meeting or surpassing laws, regulations and our own high standards for environmental, health and safety performance. ADHERING TO STRONG PRACTICES FOR OUR BOARD OF DIRECTORS OUR BOARD Our board members represent a wide range of industry experience: global capital markets, oil and gas, international operations, public relations, and health, safety and environmental matters. Collectively, they provide diversity and a depth of experience that supports our success as a global energy business. RESPONSIBILITIES The principal role of our board is stewardship of our company, including our objective of safe, profitable growth. The board oversees business and management conduct and is responsible for developing the long-term strategy. In addition, the board has responsibility for overseeing our risk management process and assessing whether management is exercising the right controls. The board holds an in-depth session each year devoted to a review and consideration of our strategic plan. It also regularly reviews a risk matrix that assesses the key risks to our business. GOVERNANCE

40 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 INDEPENDENCE We have well-established structures in place to ensure the board can function independently of management. The roles of the chairman of the board and the chief executive officer have been separate since 1993. We have 11 directors, all of whom are independent except for our president and CEO. We have non-executive in-camera sessions after all regular and special meetings of the board so that directors have the opportunity to hold discussions without management. BOARD COMMITTEES Our board has six standing committees: Audit, Governance and Nominating, Human Resources, Reserves, Executive, and Health, Safety, Environment and Corporate Responsibility (HSECR). The HSECR committee oversees our health, safety and environment initiatives, policies and systems, as well as policies on security, community relations and human rights. In 2011, this committee’s activities included updates and reviews on process safety, our crisis management and response structure, our operating management system and our global security policy. BOARD EDUCATION We regularly provide directors with opportunities to increase their knowledge and understanding of our global business. The board visits one of our international locations, major domestic facilities or operating areas on an annual basis. Last year, the HSECR committee sponsored a board visit to our Montney, Farrell Creek shale play in northeastern British Columbia. Additionally, in conjunction with the board’s international meeting, they took a field trip to Cusiana, our joint venture gas play operation in Colombia. SHAREHOLDER PROPOSALS Our board believes that shareholders should have the opportunity to fully understand the objectives and principles that guide decisions related to our executive compensation. In 2011, we held a non-binding advisory vote, commonly referred to as “say on pay,” on our approach to executive compensation. Shareholders voted 93% in support of our approach. We held a second say on pay vote in 2012. ADHERING TO HIGH STANDARDS OF BUSINESS ETHICS PROMOTING THE EVOLUTION OF INTERNATIONAL STANDARDS FOR HUMAN RIGHTS We promote adherence to, and respect for, human rights principles in all of our areas of operation. We will not be complicit in human rights abuses. We are a signatory to the United Nations Global Compact, which supports a number of principles related to human rights, labour, the environment and anti-corruption. In 2011, we were invited to participate in its LEAD program, which is

41 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 comprised of a group of companies committed to defining best practices for sustainability leadership. During 2011, we were part of a working group assembled to evaluate the United Nations guidance on conflict-sensitive business practices. We are also one of three Canadian resource companies participating in the Voluntary Principles on Security and Human Rights plenary group. The group provides guidance on practices that uphold a corporate duty to respect human rights in the application of security measures when working with public and private security. In 2011, we became an industry representative on the steering committee for companies involved in the Voluntary Principles. In this role, we are working collaboratively with governments, NGOs and other corporate participants to promote dialogue that is leading to improved practices when working with security forces. We have also begun providing training on the Voluntary Principles to our employees, and will continue to do so throughout 2012. POLICY ON BUSINESS CONDUCT AND ETHICS Our policy on business conduct and ethics provides our employees with guidelines on a range of issues, including personal conduct, human rights, community relations, and health, safety and environment. As a condition of employment, all employees are required to read the policy and understand how it relates to their specific business dealings. On completion of an annual online ethics awareness training course, they are required to sign a compliance certificate and report any observed breaches of the policy during the past year. In 2011, 99% of employees and all company directors completed the training on time. PRACTISING HIGH STANDARDS OF TRANSPARENCY INTEGRITY MATTERS HOTLINE Our Integrity Matters hotline provides an open and accessible mechanism for employees, vendors, independent contractors or other stakeholders to raise serious grievances on any topic they may have about our company. The hotline is available 24 hours a day, seven days a week and can field calls in more than 140 languages. We take every complaint seriously, making sure we assess it appropriately and that it goes to the right level of management. A total of 18 issues were raised from six countries through the hotline in 2011. Eight originated internally, two were external and eight were anonymous. All matters were investigated for possible breaches of business conduct and, where appropriate, actions were taken. EXTRACTIVE INDUSTRIES TRANSPARENCY INITIATIVE (EITI) Financial transparency is critical to maintaining and enhancing our corporate reputation as well as a stable operating environment. We believe an important way of establishing greater economic transparency is through the public disclosure of revenue payments to host governments. Our company has been a member of the EITI since 2005. This global coalition supports improved governance in resource-rich countries through the full publication and verification of company payments and government revenues from oil, gas and mining activities. Our company publishes all royalties, taxes and other material payments to host governments across our global operations. In 2011, we continued to meet our obligations under the EITI. POLITICAL CONTRIBUTIONS In 2011, our company made no political contributions to federal parties in Canada. At the provincial level, contributions totalling approximately C$20,000 were provided to political parties in British Columbia and Alberta. In the US, we paid $50,000 for a corporate membership to the Republican Governors Association. CAPACITY-BUILDING PAYMENTS In the Kurdistan region of northern Iraq, the government agreed to dedicate a $200 million capacity-building payment, provided by Talisman, to rehabilitate local communities damaged by past conflict. To date, about $100 million has been invested in infrastructure

42 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 projects in these communities. We have taken steps to ensure these dollars are managed and reported in a transparent manner. Contracting security in Colombia and Kurdistan In 2011 and 2012, we were involved in a number of activities related to security arrangements in Colombia and Kurdistan. In Colombia, it is customary, and legally recognized, for energy companies to enter into security arrangements with the Colombian public security forces under direction of the Colombian Ministry of Defence. Prior to 2012, Talisman contracted security arrangements with the ministry through a civilian government agency, Agencia Nacional de Hidrocarburos (ANH). For 2012, we were informed that using ANH as the interface with the ministry was no longer an option. As a result, Talisman has entered directly into an agreement with the ministry for field security services and will request that other operators, where our company is involved as a non-operator, use this approach. We are examining whether another civilian agency of government could replace the interface with the ministry. This alternative, if available, will take time to implement. Similar security challenges exist for our operations in the Kurdistan region of northern Iraq. The Kurdish Regional Government mandates that all international oil companies operating within the region have protection at their operational locations. This protection is to be provided by a branch of the government, known as the Oil Protection Force (OPF). While a security agreement submitted to the Ministry of Natural Resources remains unsigned to date, the OPF has supported Talisman in Blocks K39 (Topkhana) and K44 (Kurdamir) since mid-2010. Despite challenges stemming from process and resource issues in the Kurdish Regional Government, we continue to work collaboratively with the government to establish a signed security agreement. COMPLYING WITH REGULATIONS Our operations are subject to diverse laws and regulations by many levels of government in numerous countries. We take regulatory compliance seriously. All of our operations are required to report violations or notices of non-compliance of health, safety, environment, and operational integrity laws and regulations. We track incidents and are committed to learning from our mistakes. Every inspection by regulators, with and without violations, is analyzed so that we can put mechanisms in place to improve our operational performance. In 2011, we collected baseline data for our notices of non-compliance globally. In our US operations, we were able to decrease notices of non-compliance by 65%, surpassing our target of 30%. This was achieved largely through improved environmental and operational performance. In 2012, we will target a 10% reduction in the number of notices of non-compliance globally.

KEY NUMBERS

This table provides a snapshot of different areas of our performance. For a full list of key numbers and detailed notes, visit the Corporate Responsibility section of our website at www.talisman-energy.com.

All data is global and as of December 31 unless otherwise stated. All currencies in US dollars unless otherwise stated.

	Indicator	2011	2010	2009
Health and Safety	**Number of Fatalities**	**1**	1	0
	Lost-time Injury Frequency number of lost-time injuries per one million exposure hours	**0.54**	0.98[1]	1.08
	Total Recordable Injury Frequency number of recordable injuries per one million exposure hours	**3.62**	4.68[1]	3.56
Operational Integrity	**Unintentional Hydrocarbon Releases**	**138**	118	345
Environment	**Total Energy Use** gigajoules	**53,381,000**	50,747,000[1]	50,150,000[1]
	Production Energy Intensity gigajoules per barrel of oil equivalent	**0.325**	0.318[1]	0.289[1]
	Total CO_2 Equivalent Emissions tonnes	**12,207,000**	12,820,000[1]	11,627,000[1]
	Production Carbon Intensity tonnes of CO_2 equivalent emissions per barrel of oil equivalent	**0.074**	0.080	0.072
	Fresh Water Use 1,000 cubic metres	**3,888**	2,998	1,589
	Flaring 1,000 cubic metres	**524,425**	544,000[1]	572,000[1]
	Number of Spills greater than 0.5 barrel	**134**	108[1]	157
	Volume of Spills greater than 0.5 barrel, expressed in cubic metres	**707**	499[1]	1,196
People	**Number of Employees** full-time permanent	**3,600**	2,975	2,820
	Employee Turnover expressed as %, not including retirements	**6.8**	6.2	3.5
	Number of New Graduates Hired	**66**	19	37
	Learning and Development Training Expenditures $ million	**10.9**	6.2	6.9
Communities	**Community Contributions** $ million in total funding to community initiatives	**9.5**	8.5	6.3
Economic	**Production** thousand barrels of oil equivalent per day	426	417	425
	Net Income[2] $ millions	776	945	437
	Exploration and Development Expenditures[2] $ millions	4,142	3,473	3,784
Governance	**Number of Certificates of Compliance with Policy on Business Conduct and Ethics Received** employee and contract	**6,002**	4,760	4,408
	Amount of Money Paid to Political Parties Canada US	 **19,775** **50,000**	 46,645 not previously reported	 49,938 not previously reported

1 Number restated. Detailed notes can be found in the Corporate Responsibility section of our website at **www.talisman-energy.com**

2 2011 and 2010 prepared in accordance with International Financial Reporting Standards and in US dollars; 2009 net income is prepared in accordance with Canadian generally accepted accounting standards and in Canadian dollars.

TALISMAN ENERGY **CORPORATE RESPONSIBILITY REPORT 2011** 43

44 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 To the Board of Directors and Management of Talisman Energy Inc. (“Talisman”) Our Responsibilities Our limited assurance engagement has been planned and performed in accordance with the International Standard on Assurance Engagements ISAE 3000 “Assurance Engagements other than Audits or Reviews of Historical Financial Information”. Subject Matter We have performed a limited assurance engagement on the corporate responsibility performance indicators that are presented in bold type in the Performance Data Tables on page 43 of the Corporate Responsibility Report “the Report” for the year ended December 31, 2011 which covers corporate responsibility performance information that has been prepared by Talisman Management. We also reviewed Talisman’s self-declaration of the level of reporting achieved under the Global Reporting Initiative (GRI) G3.1 Guidelines. Criteria Talisman has prepared its specified performance information in accordance with the GRI G3 Guidelines or where relevant, internally developed criteria. Talisman Management Responsibilities The Report was prepared by the management of Talisman, who is responsible for the collection and presentation of the performance indicators, statements, claims in the Report and the criteria used in determining that the information is appropriate for the purpose of disclosure in the Report. In addition, management is responsible for maintaining adequate records and internal controls that are designed to support the reporting process. Level of Assurance Our procedures were designed to obtain a limited level of assurance on which to base our conclusions. The procedures conducted do not provide all the evidence that would be required in a reasonable assurance engagement and accordingly, we do not express a conclusion conveying a reasonable level of assurance. While we obtained an understanding of management’s internal processes when determining the nature and extent of our procedures, our limited assurance engagement was not designed to express a conclusion on internal controls. Work Performed In order for us to express a conclusion in relation to the above scope of work, we have sought to answer the following questions for the Subject Matter reviewed: Completeness • Has Talisman fairly presented performance information concerning the selected performance indicators with respect to the boundaries and time period defined in the Report? • Has Talisman included sustainability performance information from all material entities in its defined boundary for its reporting of the selected performance indicators? • Has Talisman accurately collated corporate data relating to the selected performance indicators from operations level data? Accuracy • Is the data reported for the selected performance indicators sufficiently accurate and detailed for stakeholders to assess Talisman’s performance? Our assurance procedures at Talisman’s corporate head office included but were not limited to: • Interviewing selected personnel at Corporate and selected international sites to understand the key sustainability issues related to the selected performance data and processes for the collection and accurate reporting of performance information • Where relevant, obtaining an understanding of the design and implementation of systems and processes for data aggregation and reporting • Checking key assumptions and the evidence to support the assumptions • Checking the accuracy of calculations performed, on a test basis, primarily through inquiry, variance analysis and re-performance of calculations. and analytical procedures • Checking that data and statements had been correctly transcribed from corporate systems and/or supporting evidence into the Report Limitations of our Work Performed Our scope of work did not include expressing conclusions in relation to: • The materiality, completeness or accuracy of data sets or information relating to areas other than the selected performance data, and any site-specific information • Information reported outside of the Report • Management’s forward looking statements • Any comparisons made by Talisman against historical data • The appropriateness of definitions for internally developed criteria Our Conclusion Based on our procedures for this limited assurance engagement described in this Report, nothing has come to our attention that causes us to believe that the Subject Matter is not, in all material respects, reported in accordance with the relevant criteria. Calgary, Canada May 11, 2012 INDEPENDENT LIMITED ASSURANCE STATEMENT

45 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011 FORWARD-LOOKING INFORMATION This report contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy; priorities and plans; expected production growth; planned safety performance, targets and focus; planned piloting of a barrier management tool in the UK; planned reporting of a new safety metric – flammable unintentional hydrocarbon releases; planned target reduction in spill frequency; planned environmental performance, targets, reporting and focus; planned adoption of, and reporting under, a freshwater intensity benchmarking system; planned community investment; planned employee survey, development plan completion and baseline establishment for learning and development spending; planned improvement or maintenance of voluntary turnover rate; planned new graduate program and hiring; planned consideration of local capital and operational spending; planned reduction in global notices of non-compliance; planned assurance review of the voluntary principles; planned review of an appropriate action on every complaint and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks that could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this report. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the Company’s commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the Company’s risk mitigation strategies, including insurance and any hedging activities. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law. OIL AND GAS INFORMATION Production Volumes Unless otherwise stated, production volumes are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Net Proved Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes. BOE Conversion Throughout this report, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This report also includes references to mcf equivalents (mcfes), which are calculated at a conversion rate of one barrel of oil to six thousand cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl and a mcfe conversion ratio of 1bbl:6mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. US Dollars and IFRS Dollar amounts are presented in US dollars, except where otherwise indicated. The financial information for 2011 and 2012 is presented in accordance with International Financial Reporting Standards (IFRS). IFRS may differ from generally accepted accounting principles in the US.

GLOBAL REPORTING INITIATIVE (GRI)

GRI Ref	GRI Description (Descriptions have been condensed for space)	Location
1. Strategy and Analysis		
1.1	Statement from the most senior decision-maker of the organization	CRR p. 4-5
1.2	Description of key impacts, risks, and opportunities	AIF p. 56-65
2. Organizational Profile		
2.1	Name of the organization	CRR IFC; AIF p. 1
2.2	Primary brands, products, and/or services	AIF p. 7
2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures	AIF p. 1 & 7
2.4	Location of organization's headquarters	AIF p. 1
2.5	Number of countries where the organization operates	AIF p. 2-6
2.6	Nature of ownership and legal form	AIF p. 1
2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries)	AIF p. 2-6
2.8	Scale of the reporting organization	CRR p. 1; AR p. 1
2.9	Significant changes during the reporting period regarding size, structure, or ownership	AR p. 25-26
2.10	Awards received in the reporting period	CRR IFC
3. Report Parameters		
3.1	Reporting period (e.g., fiscal/calendar year) for information provided	CRR IFC
3.2	Date of most recent previous report (if any)	CRR webpage
3.3	Reporting cycle (annual, biennial, etc.)	CRR webpage
3.4	Contact point for questions regarding the report or its contents	CRR IFC
3.5	Process for defining report content	CRR p. 3
3.6	Boundary of the report	CRR IFC
3.7	State any specific limitations on the scope or boundary of the report	CRR IFC
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, etc.	CRR IFC
3.9	Data measurement techniques and the bases of calculations, including assumptions, estimations, etc.	Notes to online data tables
3.10	Explanation of the effect of any re-statements of information provided in earlier reports, etc.	Notes to online data tables
3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report	Notes to online data tables
3.12	Table identifying the location of the Standard Disclosures in the report	CRR p. 46
3.13	Policy and current practice with regard to seeking external assurance for the report	CRR p. 44
4. Governance, Commitments, and Engagement		
4.1	Governance structure of the organization, including committees	CRR p. 39-41; MPC p. 50-75
4.2	Chair of the highest governance body	CRR p. 40
4.3	Number of members of the highest governance body that are independent and/or non-executive members	CRR p. 40
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body	CRR p. 41
4.5	Linkage between compensation and the organization's performance (including social and environmental performance)	MPC p. 21-25, 32-33, 45-46
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided	AIF p. 55

46 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011

4.7	Process for determining the qualifications and expertise of the members of the highest governance body	MPC p. 65
4.8	Internally developed statements of mission or values, codes of conduct, and principles, etc.	AIF p. 45
4.9	Procedures of the highest governance body for overseeing the organization's CR performance	CRR p. 40
4.10	Processes for evaluating the highest governance body's own performance	MPC p. 59
4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization	AIF p. 45-46
4.12	Externally developed charters, principles, or other initiatives to which the organization subscribes or endorses	CRR p. 40-41
4.13	Memberships in associations (such as industry associations) and/or national/international advocacy organizations, etc.	CRR p. 40-41
4.14	List of stakeholder groups engaged by the organization	CRR IFC
4.15	Basis for identification and selection of stakeholders with whom to engage	CRR p. 33; Community Relations Policy (online)
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	CRR p. 33; Community Relations Policy (online)
4.17	Key topics and concerns that have been raised through stakeholder engagement	AIF p. 50-52; CRR p. 20, 41
Economic Performance Indicators		
DMA EC	Disclosure of Management's Approach - Economic	CRR p. 34-35; Policy on Business Conduct and Ethics (online)
EC1	Direct economic value generated and distributed, including revenues, operating costs, community investments, etc.	CRR p. 35; AR p. 15
EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change	AR p. 51
EC3	Coverage of the organization's defined benefit plan obligations	AR p. 74
EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation	CRR p. 34; see also Shale Principles (online)
EC7	Procedures for local hiring and proportion of senior management hired from the local community	CRR p. 26
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial	CRR p. 34-35
Environmental Performance Indicators		
DMA EN	Disclosure of Management's Approach - Environment	AIF p. 45; CRR p. 17-21; Policy on Business Conduct and Ethics (online)
EN3	Direct energy consumption by primary energy source	CRR p. 43; online data tables
EN4	Indirect energy consumption by primary source	Online data tables
EN8	Total water withdrawal by source	CRR p. 43; online data tables
EN12	Description of significant impacts of activities on biodiversity in protected areas and areas of high biodiversity value outside protected areas	See http://www.talisman-energy.com/hse/project_planning_development.html
EN16	Total direct and indirect greenhouse gas emissions by weight	CRR p. 43; online data tables
EN17	Other relevant indirect greenhouse gas emissions by weight	Online data tables
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	CRR p. 19
EN20	NOx, SOx, and other significant air emissions by type and weight	Online data tables
EN22	Total weight of waste by type and disposal method	Online data tables
EN23	Total number and volume of significant spills	CRR p. 43; online data tables
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	CRR p. 17-18, 21

TALISMAN ENERGY **CORPORATE RESPONSIBILITY REPORT 2011** 47

Social Performance Indicators – Practices and Decent Work		
MA LA	Disclosure of Management Approach - Labor Practices	AIF p. 45; CRR p. 25; Policy on Business Conduct and Ethics (online)
LA1	Total workforce by employment type, employment contract, and region broken down by gender	CRR p. 25 & 43; online data tables
LA2	Total number and rate of new employee hires and employee turnover by age group, gender, and region	CRR p. 43; online data tables
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and work-related fatalities, etc.	CRR p. 43; online data tables
LA8	Education, training, counseling, prevention, and risk-control programs regarding serious diseases	CRR p. 35
LA11	Programs for skills management and lifelong learning for employees, etc.	CRR p. 24
LA12	Percentage of employees receiving regular performance and career development reviews	CRR p. 24
LA13	Composition of governance bodies and demographics of employees	Online data tables

Social Performance Indicators – Human Rights		
DMA HR	Disclosure of Management Approach - Human Rights	AIF p. 45; CRR p. 40-41; Policy on Business Conduct and Ethics (online)
HR1	Percentage of significant investment agreements that include human rights clauses, etc.	CRR p 43; online data tables
HR2	Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken.	CRR p 43; online data tables
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights, etc.	CRR p 41; online data tables

Social Performance Indicators – Society		
DMA SO	Disclosure of Management's Approach - Society	AIF p. 45; CRR p. 33-35; Policy on Business Conduct and Ethics (online)
SO1	Percentage of operations with local community engagement, impact assessments, and development programs	CRR p. 33; Community Relations Policy (online)
SO3	Percentage of employees trained in organization's anti-corruption policies and procedures	CRR p. 41
SO4	Actions taken in response to incidents of corruption	CRR p. 41
SO5	Public policy positions and participation in public policy development and lobbying	CRR p. 41
SO6	Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country	CRR p. 41
SO9	Operations with significant potential or actual negative impacts on local communities	AIF p. 59
SO10	Mitigation measures implemented in operations with potential or actual negative impacts on local communities	CRR p. 17; see also http://www.talisman-energy.com/hse/project_planning_development.html

Social Performance Indicators – Product Responsibility (Section not applicable to Talisman; Talisman does not deliver goods to the final customer)

AIF = Annual Information Form
AR = Annual Report
CRR = Corporate Responsibility Report
IFC = inside front cover
MPC = Management Proxy Circular
Shaded = non-core GRI indicator

48 TALISMAN ENERGY CORPORATE RESPONSIBILITY REPORT 2011

BOARD OF DIRECTORS

Charles Williamson [2]
Chairman of the Board
California, United States

Christiane Bergevin [2, 4]
Quebec, Canada

Donald Carty [1, 5]
Texas, United States

William Dalton [1, 3, 6]
Arizona, United States

Kevin Dunne [4, 6]
Tortola, British Virgin Islands

Harold Kvisle [2, 5, 6]
Alberta, Canada

John Manzoni [2, 4]
Alberta, Canada

Lisa Stewart [5, 6]
Texas, United States

Peter Tomsett [4, 5]
British Columbia, Canada

Michael Waites [1, 6]
British Columbia, Canada

Charles Winograd [1, 3]
Ontario, Canada

1 Member of Audit Committee
2 Member of Executive Committee
3 Member of Governance and Nominating Committee
4 Member of Health, Safety, Environment and Corporate Responsibility Committee
5 Member of Human Resources Committee
6 Member of Reserves Committee

EXECUTIVES

John Manzoni
President and Chief Executive Officer

Paul Blakeley
Executive Vice-President
International Operations (East)

Richard Herbert
Executive Vice-President
International Exploration

Tony Meggs
Executive Vice-President
Special Projects

Bob Rooney
Executive Vice-President
Legal and General Counsel

Paul Smith
Executive Vice-President
North America Operations

Scott Thomson
Executive Vice-President
Finance and Chief Financial Officer

Helen Wesley
Executive Vice-President
Corporate Services

Talisman has produced a separate Annual Report, which is available by contacting the company and can also be viewed or downloaded at www.talisman-energy.com

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TALISMAN ENERGY INC. Suite 2000, 888 – 3rd Street SW Calgary, Alberta, Canada T2P 5C5 p: 403.237.1234 f: 403.237.1902 e: tlm@talisman-energy.com www.talisman-energy.com